237 Park Avenue New York, New York 10017.3142 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

August 20, 2009

VIA EDGAR/CORRESPONDENCE

HYDROGENICS CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
RESPONSES 10 AND 15 OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83.*

*[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO
THE SECURITIES AND EXCHANGE COMMISSION]

Tim Buchmiller
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Hydrogenics Corporation
Registration Statement on Form F-4
Filed July 13, 2009
File No. 333-160551

Dear Mr. Buchmiller:

On behalf of our client, Hydrogenics Corporation (the “Company”), we respond to the Staff’s comment letter, dated August 7, 2009, relating to the Company’s Registration Statement on Form F-4 (the “Form F-4”).  Algonquin Power Income Fund (“APIF”) has been involved in the preparation of this response letter and has verified the information contained in this response letter relating to APIF and its affiliates.

To facilitate the Staff’s review, we have reproduced below the comments contained in the Staff’s comment letter in italics, and include under each comment the Company’s response.

General

1.                                       Please note that you should resolve all outstanding comments in our letter to you dated July 29, 2009 regarding your Form 20-F for the fiscal year ended December 31, 2008 prior to requesting acceleration of your registration statement.

Response

On August 12, 2009, the Company provided the Staff with its response letter, and concurrently filed an amendment on Form 20-F/A to amend its Annual Report on Form 20-F (the “2008 Form 20-F”) for the year ended December 31, 2008. The Company looks forward to working with the Staff to  promptly resolve any outstanding comments.

HYDROGENICS CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
RESPONSES 10 AND 15 OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83.*

*[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO
THE SECURITIES AND EXCHANGE COMMISSION]

Questions Relating to the Offer to Purchase, page 4; Summary, page 8

2.                                       Given the highly complex series of transactions and arrangements that Hydrogenics Corporation and the Algonquin Power Income Fund, and the related entities, have to go through in order to accomplish the intended result (the exchange of cash for certain tax benefits that would be valuable to APIF but not Hydrogenics), please indicate in plain, simple terms why the companies have determined to enter in the series of transactions described in the circular and the benefits expected to be achieved at the earliest appropriate location.

Response

The Company has filed, concurrently with this letter, an amendment (“Amendment No. 1”) on Form F-4/A to amend its Registration Statement on Form F-4 (the “Form F-4”). The Company has provided a plain description of the transactions contemplated in simple terms, and why the Company and the trustees of APIF have determined to enter in the series of transactions described in the circular and the benefits expected to be achieved in the Summary, at page 9, and in the circular under the heading “Background and Reasons for the Offer — Summary of Transactions”, at page 52.

Summary, page 8

3.                                       We note from the press releases attached as exhibits to the Form 6-Ks filed on July 27 and July 29, 2009 your announcement regarding shareholder approval and the court order approving the plan of arrangement.  Please update your disclosure to reflect these developments.

Response

The Company has provided updated disclosure in Amendment No. 1 to reflect receipt of shareholder approval and the court order approving the plan of arrangement in the Summary, at page 10, and in the circular under the heading “Background and Reasons for the Offer — Background to Completion of Negotiations”, at page 54.

4.                                       We note from APIF’s press release of July 27, 2009 that APIF’s convertible debentureholders were requested to approve an extraordinary resolution to amend APIF’s trust indenture in respect of its debentures in order to facilitate the transactions and arrangements contemplated in your filing.  According to the press release, as a quorum was not present, the meeting has been adjourned until Monday, August 17, 2009.  Please update your disclosure regarding the current status of the CD Exchange Offers.

Response

The Company has provided updated disclosure in Amendment No. 1 to reflect approval by APIF’s debentureholders of the extraordinary resolution to amend APIF’s trust indenture in the Summary, at page 10, and in the circular under the heading “Background and Reasons for the Offer — Background to Completion of Negotiations”, at page 54.

Selected Pro Forma Financial Information of the Offeror, page 16

5.                                       We note that the pro forma information reflects only the impact of the unit exchange offer and not the impact of the CD exchange offers under Scenarios I and II as shown in Appendix C.  It appears that the pro forma information presented with respect to the CD exchange offers in Appendix C is presented to comply with Article 11 of Regulation S-X.  As such, please tell us how you evaluated Item 3(e) of Form F-4 in determining that you were not required to present the pro forma information with respect to the CD exchange offers in the selected pro forma financial information.  Please also consider

HYDROGENICS CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
RESPONSES 10 AND 15 OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83.*

*[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO
THE SECURITIES AND EXCHANGE COMMISSION]

this comment with respect to the same presentation on page 41.  Please refer to Item 3A of Form 20-F.

Response

The Company has provided amended selected pro forma financial information, on pages 16, 17, 42 and 43 of Amendment No. 1, to reflect the CD exchange offers under Scenarios I and II, as presented in Appendix C, and has further updated the explanatory information to reflect this.

6.                                       Please tell us how you determined the amounts reflected for ‘Distributions per Trust Unit’ on page 17 and what this amount represents.  We did not find similar disclosure in Appendix C.  Discuss why this information is only presented with the U.S. GAAP pro forma information and not the Canadian GAAP Information.

Response

The amounts for Distributions per Trust Unit on page 17 were determined by dividing the total historical distributions declared on the Trust Units in the respective period by the pro forma weighted average number of shares outstanding in the respective period.

The Company has provided amended pro forma financial information on pages 16 and 42 of Amendment No. 1 to provide this information under Canadian GAAP, and has also provided amended pro forma financial information in Appendix C to reflect these amounts on a pro forma basis under both Canadian GAAP and U.S. GAAP.

The Company has further provided amended disclosure in the tables presented on pages 16, 17, 42 and 43 in Amendment No. 1 to indicate the distributions as dividends for pro forma purposes, which reflects the legal form following completion of the proposed transactions.

Comparative Per Share Data, page 18

7.                                       We note that the comparative per share data is only presented under Canadian GAAP.  Please tell us how you considered Instruction 2 to paragraphs (e) and (f) of Item 3 of Form F-4 in determining not to also provide information under U.S. GAAP.  Refer to Instruction 2 to Item 3.A of Form 20-F.

Response

The Company has provided amended comparative share data presented on page 18 of Amendment No. 1 to provide the comparative per share data under both Canadian GAAP and U.S. GAAP.

8.                                       We note that the company presents pro forma information in Appendix C.  Please tell us how you considered Item 3(f) of Form F-4 in determining not to present pro forma per share information.  With respect to the pro forma per share information, if required, please also consider our comment above with respect to presenting pro forma information to reflect both Scenarios I and II for the CD exchange offers.

Response

The Company has provided amended pro forma information in Appendix C of Amendment No. 1  to include pro forma per share information for the Unit Exchange and for both Scenarios I and II for the CD exchange offers, and has further updated this information to reflect applicable June 30, 2009 unaudited interim financial statements.

HYDROGENICS CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
RESPONSES 10 AND 15 OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83.*

*[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO
THE SECURITIES AND EXCHANGE COMMISSION]

9.                                       Please reconcile the net income per unit from continuing operations for APIF for the quarter ended March 31, 2009 with the interim financial statements of APIF on page B-5-3 of Appendix B.

Response

The Company has provided APIF’s June 30, 2009 interim financial information in Appendix B to Amendment No. 1 and the typographical error with respect to the March 31, 2009 amount on page 18 of Form F-4 has now been eliminated.

The Offer, page 21

10.                                 Please show us how you determined the amount of tax attributes of C$192.0 million related to the transaction and tell us the nature of the tax attributes.  Please relate your response to the pro forma financial statements presented in Appendix C.

Response

The Company has provided disclosure on page 21 of Amendment No. 1 regarding the significant components of the tax attributes related to the transaction.  The tax attributes include Canadian non-capital loss carryforwards of C$* and undeducted scientific research and experimental development expenditures of C$* and unclaimed investment tax credits of C$*.  The tax assets related to these amounts have been recorded at the tax rates relating to the periods they are expected to be utilized.

The Company has also provided additional disclosure concerning the nature of these tax attributes in note 3 to the pro forma financial information in Appendix C.

Selected Historical And Pro Forma Financial Information, page 39

Pro Forma Consolidated Capitalization, page 44

11.                                 Similar to our comment above, please discuss your consideration of only presenting pro forma capitalization information reflecting Scenario II of the CD exchange offer and not also Scenario I pro forma information consistent with your presentation of pro forma information in Appendix C.

Response

The Company has provided an updated pro forma capitalization table on page 44 of Amendment No. 1  to include pro forma capitalization information reflecting Scenario I of the CD exchange offer, consistent with Appendix C.

12.                                 If true, please disclose within note (2) that the pro forma information is consistent with Scenario II presented in your pro forma financial statements in Appendix C.

Response

The Company has provided updated disclosure in note (2) to the pro forma capitalization table on page 44 of Amendment No. 1, to include pro forma capitalization information reflecting Scenario I of the CD exchange offer, consistent with Appendix C.

13.                                 Please tell us if you intend to file a Form 20-F within four business days of completion of the acquisition under Exchange Act Rules 13a-19 and 15d-19 and Instruction A(d) to Form 20-F.  In addition, since we note that the auditors’ report refers to an audit performed in accordance with U.S. GAAS, please tell us whether you plan to provide audited financial statements in the

HYDROGENICS CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
RESPONSES 10 AND 15 OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83.*

*[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO
THE SECURITIES AND EXCHANGE COMMISSION]

Form 20-F that have been audited in accordance with the standards of the Public Company Accounting Oversight Board (U.S.) by an auditor who is independent in accordance with PCAOB/SEC independence rules for at least the latest fiscal year as long as the auditor is independent in accordance with home country standards for earlier periods.  Confirm that the auditor’s report in the Form 20-F will refer to the standards of the Public Company Accounting Oversight Board (U.S.).  Refer to Rule 2-01(f)(5)(iii) of Regulation S-X.

Response

We supplementally advise the Staff that we believe that the Company is not and will not be a “shell company”, as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) at any time before or after completion of the Offer.  Accordingly, we respectfully submit that the Company is not required to file a Form 20-F under Rule 13a-19 and 15d-19 and Instruction A(d) to Form 20-F.  We supplementally advise the Staff that the Company has substantial assets and will have substantial assets at all times before and after completion of the Offer, including a total aggregate amount of C$192.0 million of tax attributes (the “Tax Attributes”) and respectfully submit that such assets do not constitute “nominal assets” and are not “cash and cash equivalents”.  We further supplementally advise the Staff that the Tax Attributes are usable by the Company because it has and will have operating subsidiaries at all times, before and after completion of the Offer.

In addition, we supplementally advise the Staff that any auditors’ report included in any audited financial statements filed as part of any subsequent Form 20-F would refer to an audit performed in accordance with the standards of the Public Company Accounting Oversight Board (U.S.) by an auditor who is independent in accordance with PCAOB/SEC independence rules for at least the latest fiscal year and who is independent in accordance with home country standards for earlier periods.

Comparison of Rights, page 44

14.                                 We note that your disclosure is qualified by reference to the articles of incorporation and by-laws both as currently in effect and as will be in effect at the completion of the Transaction.  Please tell us where you have filed these documents or forms thereof.

Response

The Company has filed its restated articles of incorporation as Exhibit 3.1 to Amendment No. 4 to the Company’s Registration Statement on Form F-1 (File No. 333-42682) on October 13, 2000, its articles of amendment as Exhibit 3.1 to the Form F-4, and its by-laws as Exhibit 1.2 to the 2008 Form 20-F.

Support Agreement, page 54

15.                                 Please quantify the range of any additional or post closing amounts which may be payable by Hydrogenics.  If you are unable to quantify these amounts please explain why you are unable to do so.  Also please explain how you determined that this unquantified liability would not constitute a material risk to investors.

Response

As noted on page 55 of the Form F-4, the amount of any additional or post closing amounts which may be payable by the Company depends on the tax attributes that exist within the Company at the time of closing.  The Support Agreement requires an additional payment of C$* for each additional C$1.00 of non-capital operating loss, C$* for each additional C$1.00 of undeducted scientific research and experimental development expenditures and C$* for each additional C$1.00 of

HYDROGENICS CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
RESPONSES 10 AND 15 OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83.*

*[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO
THE SECURITIES AND EXCHANGE COMMISSION]

investment tax credits.  The aggregate of such amounts owing is not expected to exceed C$1 million which is not considered material.  Payment of this amount would also correspond with additional tax attributes retained within the Company and available for future use.

The Support Agreement also contemplates payment for restricted losses in respect of non-capital operating losses of approximately C$*, undeducted scientific research and development expenditures of approximately C$* and investment tax credits of approximately C$* at the rate of C$* for each additional C$1.00 of such amounts in the highly unlikely circumstance that the Company is able to utilize same.  In the current circumstances, the Canadian Income Tax Act does not permit utilization of restricted tax attributes such as these by the Company, therefore it is not expected that there would ever be any payment required in respect of these tax attributes.

Certain U.S. Federal Income Tax Considerations, page 65

16.                                 The legal disclosure provided should address all material income tax consequences of the transaction, not just “certain” consequences.  Please revise.

Response

The Company has provided revised legal disclosure on page 65 of Amendment No. 1 to reflect that the disclosure addresses all material U.S. federal income tax consequences of the transaction.

17.                                 We note your disclosure in the third paragraph that “APIF has represented that it is a corporation for U.S. federal tax purposes even though APIF is organized as an open-ended unincorporated investment trust under Canadian law”.  Please provide us with counsel’s analysis as to why it is reasonable to rely upon this representation in making the disclosed tax opinion.  If necessary, please disclose the material tax consequences if APIF were not treated as a corporation for purposes of the tax opinions expressed and the material tax consequences if APIF were not treated as a corporation.

Response

Counsel believes it is reasonable to rely upon APIF’s representation that APIF is a corporation for U.S. federal tax purposes, because APIF should be regarded as a corporation under the Treasury Regulations governing entity classification, as set forth below.

The entity classification regulations classify a trust formed under local law (such as APIF) as either a family trust, a business trust, or an investment trust. APIF is not a family trust and, if classified as a business trust, APIF would be regarded as a “business entity” subject to the entity classification rules governing business entities. See Treas. Reg. § 301.7701-4(b). These rules are discussed below. If classified as an investment trust, then APIF will be treated as a trust for U.S. federal tax purposes only if there is no power under the trust agreement to vary the investment of the certificate holders. Otherwise, APIF will be treated as a business entity. Treas. Reg. § 301.7701-4(c). A power to vary includes the power to “take advantage of variations in the market to improve the investment” of the certificate holders. See Rev. Rul. 75-192, 1975-1 C.B. 384. This power exists under the APIF trust agreement. For example, to the extent that any monies or other property received by APIF or the Trustees are not to be immediately used by the Trustees for the purpose of making distributions, the Trustees are authorized to invest such monies in “energy related assets and such other investments as the Trustees consider reasonable and appropriate.” APIF Trust Declaration § 4.3. Because the Trustees have the power to vary the investment of the Unitholders, APIF should not be classified as a trust for U.S. federal tax purposes. Rather, it should be classified as a business entity.

HYDROGENICS CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
RESPONSES 10 AND 15 OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83.*

*[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO
THE SECURITIES AND EXCHANGE COMMISSION]

The entity classification regulations contain several rules governing the classification of a trust that is treated as a business entity. First, a trust treated as a business entity is classified as either an association taxable as a corporation or as a partnership for U.S. federal tax purposes (subject to an exception for single-member entities that does not apply to APIF). Second, certain business entities automatically are classified as corporations. Third, a foreign business entity that is not automatically classified as a corporation (a “foreign eligible entity”), will be classified under default rules as (i) a partnership if it has two or more members and at least one member does not have limited liability or (ii) an association taxable as a corporation if all members have limited liability. Treas. Reg. § 301.7701-3(b)(2)(i). Fourth, a foreign eligible entity is not required to accept the default classification and can instead elect its classification for federal tax purposes. Treas. Reg. § 301.7701-3(a). Because APIF is not automatically classified as a corporation under the entity classification rules, it is a foreign eligible entity. In consequence, APIF will be treated as a corporation if (i) all members of APIF (i.e., all Unitholders) have limited liability and (ii) APIF has never elected to be classified as a partnership.

Treasury Regulations provide that a member of a foreign eligible entity has limited liability if the member has no personal liability for the debts of or claims against the entity by reason of being a member. This determination is based solely on the statute or law pursuant to which the entity is organized, except that if the underlying statute or law allows the entity to specify in its organizational documents whether the members will have limited liability, the organizational documents may also be relevant. Treas. Reg. § 301.7701-3(b)(2)(ii).

In 2004, the Ontario government enacted the Trust Beneficiaries’ Liability Act, 2004 (the “TBLA”), which provides certainty to unitholders of publicly traded trusts (such as APIF) that the unitholders’ exposure to claims against the trust will be limited to their investment. The TBLA came into force on December 16, 2004, and it applies to unitholders of any trust that is a “reporting issuer” under the Securities Act (Ontario) if the declaration of trust selects Ontario as its governing law. APIF satisfies these requirements. Under the TBLA, investors in a publicly traded trust are not liable, as beneficiaries of the trust, for any act, default, obligation, or liability of the trust or any of its trustees.

In addition, the APIF Trust Declaration provides that “[n]o Unitholder in its capacity as such shall be subject to any personal liability whatsoever, in tort, contract or otherwise” in connection with APIF or its obligations and affairs. APIF Trust Declaration § 2.7. The APIF Trust Declaration also provides that, in the case of any obligations or liabilities incurred by APIF or by the Trustees on behalf of APIF, the Trustees and APIF will make all reasonable efforts to include a contractual term which provides that neither the Unitholders nor the Trustees have any personal liability or obligations in respect thereof. APIF Trust Declaration § 9.11. Thus the possibility that a Unitholder will incur personal liability in respect of its interest in APIF should be remote, though it is at least theoretically possible that personal liability could arise in respect of claims in tort, for taxes, or pursuant to certain statutory liabilities.

Based upon the above authorities, counsel believes that all Unitholders of APIF should be regarded as having limited liability within the meaning of the entity classification rules. Thus APIF should be classified as a corporation, unless it has elected to be classified as a partnership for U.S. federal tax purposes. Counsel understands, based on discussions with APIF’s U.S. federal tax advisors, that APIF has never elected to be treated as a partnership for U.S. federal tax purposes and that APIF always has taken the position that it is properly classified as a corporation for U.S. federal tax purposes. In particular, counsel understands that APIF took this position even before enactment of the TBLA and continues to take this position even when it can be adverse to APIF or its Unitholders. For example, when APIF’s U.S. subsidiary pays interest to it, the subsidiary withholds U.S. tax at the rate of 10 percent (reduced under the Canada-U.S. Income Tax Convention from 30 percent), rather than at the zero rate that generally would apply if APIF were classified as a partnership (eligible for the exemption for “portfolio interest”).

HYDROGENICS CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
RESPONSES 10 AND 15 OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83.*

*[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO
THE SECURITIES AND EXCHANGE COMMISSION]

To summarize, APIF is a trust that should be treated as a business entity that qualifies as a foreign eligible entity for purposes of the federal entity classification regulations. As discussed above, APIF therefore should be classified as an association taxable as a corporation for U.S. federal tax purposes, because all Unitholders should be regarded as having limited liability and APIF has never elected to be treated as a partnership for U.S. federal tax purposes. Accordingly, reliance upon APIF’s representation that it is a corporation for U.S. federal tax purposes is reasonable, and counsel does not believe it is necessary to disclose the material tax consequences if APIF were not treated as a corporation.

Consolidated Financial Statements of Algonquin Power Income Fund, page B-2-1

18.                                 Please consider the updating requirements of Item 8.A of Form 20-F for the financial statements and related sections of the filing for both APIF and Hydrogenics.

Response

The Company has provided updated financial statements and related sections in Amendment No. 1 for both APIF and the Company.

Note 1, Significant Accounting Policies, page B-2-8

Basis of Consolidation, page B-2-8

19.                                 We note that you own, directly or indirectly, power generation and infrastructure facilities through investments in securities of subsidiaries including limited partnerships and other trusts.  Further, we note that you consolidate all of your subsidiaries.  Please tell us how you account for your subsidiaries under U.S. GAAP and why.

Response

APIF has advised the Company that where APIF owns and controls an entity, including corporations, trusts and limited partnerships, the entity is consolidated in the financial statements of APIF.  APIF has also advised the Company that the exchangeable units of Algonquin (AirSource) Power LP that were issued in connection with APIF’s acquisition of AirSource Power Fund I LP are recorded as a non controlling interest under Canadian GAAP with the proportionate share of the earnings or loss of AirSource Power Fund I LP attributable to the non controlling interest being recorded as non controlling interest on the statement of operations of APIF. Please refer to the response to comment 20 for discussion regarding the accounting treatment of these exchangeable units under U.S. GAAP.

APIF has advised the Company that APIF has one active investment in a joint venture and owns 50% of the entity, and that this entity is classified as a joint venture and is proportionately consolidated in the consolidated financial statements of APIF under Canadian GAAP.   Summary financial information about the pro rata share of the joint venture is provided in note 24 to APIF’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 in Appendix B to the Form F-4.  As is disclosed in APIF’s Reconciliation with United States Generally Accepted Accounting Principles as at and for the years ended December 31, 2008 and 2007 (“U.S. GAAP Reconciliation Statement”), in Appendix B to the Form F-4, under U.S. GAAP, joint venture investments are to be accounted for using the equity method; however for the purposes of Form F-4, APIF has elected pursuant to item 17(c)(2)(vii) of Form 20-F, to omit the differences in classification that result from the use of proportionate consolidation for Canadian GAAP.

APIF has also advised the Company that where APIF does not control an entity, but the investment gives APIF significant influence, the investment is accounted for using the equity method.  Equity investments that do not result in significant

HYDROGENICS CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
RESPONSES 10 AND 15 OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83.*

*[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO
THE SECURITIES AND EXCHANGE COMMISSION]

influence and investments in debt securities are recorded using the cost method.  Income from these investments is accounted for as investment income and reported under “Interest, dividend income and other income” in APIF’s Consolidated Statements of Operations.

Note 13, Trust Units, page B-2-34

20.                                 Please tell us how you account for the redeemable trust units and exchangeable shares for purposes of U.S. GAAP.  We noted no U.S. GAAP reconciling item for the shares and units.

Response

Trust Units

APIF’s Trust Units contain a redemption feature which is required for APIF to retain its Canadian mutual fund trust status.  The redemption feature of the Trust Units entitles the holder to receive a cash redemption price equal to the lesser of: (i) 95% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the ten trading day period commencing immediately after the date on which the Trust Units were tendered to APIF for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the redemption date.

For Canadian GAAP purposes, the Trust Units are considered permanent equity and are presented as a component of Unitholders’ equity.

Under U.S. GAAP, it is required that equity with a redemption feature be presented as temporary equity between the liability and equity sections of the balance sheet.  The temporary equity is shown at an amount equal to the redemption value based on the terms of the Trust Units.  Any change in the value of temporary equity related to changes in the redemption value from year-to-year is recorded as an adjustment to deficit.  However, the adjustment is restricted only to the extent of previously recorded increases in the carrying amount of the trust units arising from such adjustments.  Under U.S. GAAP, no adjustment was required to the carrying amount of the Trust Units recorded as temporary equity since there have been no previously recorded increases to the carrying amounts.

The above difference in the accounting for Trust Units under Canadian GAAP and U.S. GAAP which was not originally recorded as a reconciling item in the U.S. GAAP Reconciliation Statement has now been adjusted and restated. Please refer to page B-3-1 of Amendment No. 1 for the Amended and Restated Reconciliation with United States Generally Accepted Accounting Principles as at and for the years ended December 31, 2008 and 2007 (“Amended U.S. GAAP Reconciliation Statement”).

Exchangeable Units

APIF has advised the Company that exchangeable units were issued by Algonquin (AirSource) Power LP (“Algonquin AirSource”), a subsidiary of APIF, when Algonquin AirSource acquired AirSource Power Fund I LP on June 29, 2006.  The exchangeable units entitle the holders to receive distributions which are equivalent to APIF’s distributions, as long as the facility which was acquired upon acquisition of AirSource generates adequate cash flows.  Under Canadian GAAP the exchangeable units are recorded in APIF’s consolidated financial statements as “Non controlling interest”.  Consolidated net income or loss is reduced by the portion of earnings attributable to this non controlling interest.  When the exchangeable units are converted to Trust Units, the non controlling interest on the consolidated balance sheet is reduced on a pro-rata basis together with a corresponding increase in Trust Units.

HYDROGENICS CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
RESPONSES 10 AND 15 OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83.*

*[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO
THE SECURITIES AND EXCHANGE COMMISSION]

Under U.S. GAAP, as these exchangeable units must ultimately be converted into Trust Units, the exchangeable units are classified along with the Trust Units as temporary equity.

The above difference in the accounting for exchangeable units under Canadian GAAP and U.S. GAAP which was not originally recorded as a reconciling item in the U.S. GAAP Reconciliation Statement has now been recorded in the updated and restated U.S. GAAP reconciliation. Please refer to page B-3-1 of Amendment No. 1 for the Amended U.S. GAAP Reconciliation Statement.

Auditor’s Report on the Reconciliation to Generally Accepted Principles in the United States, page B-3-2

21.                                 Your auditors’ report on the reconciliation to U.S. GAAP is not signed.  Please file an amendment to the Form F-4 that includes a signed report consistent with Rule 2-02(a) of Regulation S-X and Rule 302 of Regulation S-T.

Response

The Company has provided a signed auditors’ report to the Amended U.S. GAAP Reconciliation Statement, included in Appendix B to Amendment No. 1.

Unaudited Pro Forma Consolidated Financial Statements of Hydrogenics, page C-1-1

Note 1, Basis of Presentation, page C-1-8

22.                                 Please reconcile the number of shares that will be issued for each $1,000 of debenture principal of 311.52 common shares with the total number of common shares that may be issued of 11,764,705 for a maximum of $40 million in convertible debentures.

Response

The Company has provided amended disclosure in Amendment No. 1, under the heading “Selected Pro Forma Financial Information of the Offeror”, on pages 16, 17, 42 and 43, and under the heading “Unaudited Pro Forma Consolidated Financial Statements” in Appendix C to reflect the number of common shares that may be issued to be 12,460,800, which is based on C$40 million in debentures exchanged at an ratio of 311.52 shares for each C$1,000 of Series I Debenture principal.

Note 3, Pro Forma Adjustments and Assumptions Relating to the Unit Exchange Offer, page C-1-14

23.                                 Please tell us and disclose the payment terms related to the $10.8 million owed to New Hydrogenics.  Clarify why you have reflected the $10.8 million and $3 million of transaction costs as long term liabilities.  Please also clarify how you determined the interest rates used in adjustment (d) for the debt.

Response

The C$10.8 million owed to New Hydrogenics is to be paid on closing of the transactions.  The Company has included amended disclosure in note 3 (a) to the pro forma financial statements in Appendix C to Amendment No. 1 to disclose this.

The pro forma income statements and balance sheet are presented so as to give effect to the transactions as if they closed on January 1, 2008 and June 30, 2009, respectively.  Since there was insufficient cash on hand in APIF at January 1, 2008 and at June 30, 2009 to repay the C$10.8 million owed to New Hydrogenics, the C$3 million of transaction costs and to meet APIF’s day to day working capital requirements, the pro forma financial statements are prepared using an assumption that the

HYDROGENICS CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
RESPONSES 10 AND 15 OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83.*

*[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO
THE SECURITIES AND EXCHANGE COMMISSION]

required funds would have, for pro forma purposes been drawn on APIF’s long term bank credit facility had the transactions closed on those dates.

The interest rates used for adjustment (d) were based on the rates in effect in the respective periods on APIF’s revolving term credit facility.

24.                                 Please reconcile adjustment (a) with the adjustment shown on page A-6-79 which shows that Old Hydrogenics will transfer approximately C$9.3 million to New Hydrogenics for the benefit of the tax attributes retained by Old Hydrogenics and that this amount is reflected as cash and not a long-term receivable.

Response

C$10.8 million represents estimated gross proceeds of the transaction. Anticipated transaction costs are C$1.5 million as at June 25, 2009, payable by New Hydrogenics upon completion of the transaction. The net proceeds to New Hydrogenics of C$9.3 million thereby represents the gross proceeds of C$10.8 million less the C$1.5 million of transaction costs. The C$9.3 million of net proceeds is translated to US$ at a foreign exchange rate of $0.7928 for purposes of the pro-forma balance sheet on page A-6-79 resulting in net proceeds of $7.3 million.

Note 10, Pro Forma Net Earnings Per Share, page C-1-23

25.                                 If true, please disclose that this information is presented under U.S. GAAP.

Response

The pro forma net earnings per share on page C-1-23 of Form F-4 were presented under U.S. GAAP, but have been amended in Amendment No. 1 as a result of the updating the interim financial statements for the period ended June 30, 2009.  The Company has amended the related pro forma earnings per share and related disclosure to indicate that they are presented under U.S. GAAP in Amendment No. 1.

Part II

Item 21, Exhibits and Financial Statement Schedules

26.                                 We note the redactions from Exhibit 2.2 including from Sections 2.3, 2.4 and 3.2.  Rule 406(a) of the Securities Act provides the exclusive means of requesting confidential treatment of information included in any document required to be filed.  Please either file unredacted agreements as exhibits to your registration statement or file a confidential treatment request for the redacted portions of your exhibits.  Please note that any confidential treatment requests submitted will have to be finalized before we can accelerate the effectiveness of your registration statement.

Response

On August 17, 2009, the Company filed a confidential treatment request for the redacted portions of Exhibit 2.2 to the Form F-4.

HYDROGENICS CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
RESPONSES 10 AND 15 OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83.*

*[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO
THE SECURITIES AND EXCHANGE COMMISSION]

Exhibits 23.4 and 23.5

27.                                 Please provide currently dated and signed consents prior to requesting effectiveness.

Response

The Company will provide currently dated and signed consents prior to requesting effectiveness.

*              *              *              *              *

If you have any questions or comments regarding this submission, please feel free to contact me by telephone at (212) 880-6010, by fax at (212) 682-0200 or by e-mail at abeck@torys.com.

Very truly yours,

/s/ Andrew J. Beck

Andrew J. Beck

cc:	Andri Boerman
Kaitlin Tillan
Ruairi Regan
(U.S. Securities and Exchange Commission)

Lawrence Davis
(Hydrogenics Corporation)

David Bronicheski
(Algonquin Power Income Fund)

John Emanoilidis
Danial Lam
(Torys LLP)